EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,
	2018	2017
	(dollars are in millions)
Ratios excluding interest on deposits:
Net income	$31	$500
Income tax expense	174	260
Fixed charges:
Interest on:
Short-term borrowings	76	55
Long-term debt	540	493
Others	18	11
One third of rents, net of income from subleases	16	16
Total fixed charges, excluding interest on deposits	650	575
Earnings before taxes and fixed charges, excluding interest on deposits	$855	$1,335
Ratio of earnings to fixed charges, excluding interest on deposits	1.32	2.32
Preferred stock dividends(1)	$50	$61
Fixed charges, including preferred stock dividends	$700	$636
Ratio of earnings to fixed charges, including preferred stock dividends	1.22	2.10

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$650	$575
Add: Interest on deposits	480	319
Total fixed charges, including interest on deposits	1,130	894
Earnings before taxes and fixed charges, excluding interest on deposits	855	1,335
Add: Interest on deposits	480	319
Earnings before taxes and fixed charges, including interest on deposits	$1,335	$1,654
Ratio of earnings to fixed charges, including interest on deposits	1.18	1.85
Fixed charges, including preferred stock dividends	$700	$636
Add: Interest on deposits	480	319
Fixed charges, including interest on deposits and preferred stock dividends	$1,180	$955
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.13	1.73

(1)	Preferred stock dividends are grossed up to their pretax equivalents.